SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XIV Fixed Rate Notes in a principal amount of USD 32,000,000, due 2018.

The Company informs that on May 22, 2018, will start the payment of the twentieth installment of interests and second payment of capital related to the Series XIV Notes issued on May 22, 2013.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	May 22, 2018
Number of service to be paid:	Twentieth installment of interests / second payment of capital
Period comprised by the payment:	February 22, 2018 / May 22, 2018
Concept of payment:	Interests (100%) / Capital (50%)
Payment Currency:	Argentine Pesos (ARS) at the applicable exchange rate
Outstanding Capital:	USD 16,000,000
Annual Nominal Interest Rate:	1.5%
Interest being paid	USD 58,520.55
Capital being paid	USD 16,000,000
Applicable exchange rate	To be determined as established in the Pricing Supplement

Interests will be paid to the noteholders at whose name the Notes were registered on May 21, 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  May 15, 2018